Exhibit 99.1

Transactions effected during
the sixty day period prior to the filing

During the sixty day period prior to the filing of this Schedule 13D amendment, the Reporting Persons engaged in the transactions in Common Stock of the Company listed below.

Transactions effected on behalf of the Separately Managed Accounts were effected as a result of redemption decisions made by the persons holding such Separately Managed Accounts.

Relevant Party	Transaction	Date	No. Shares	Price Per Share (1)
Separately Managed Accounts	Open Market Sale	1/12/2026	122	2.44
	Open Market Sale	1/13/2026	348	2.37
	Open Market Sale	1/14/2026	827	2.33
	Open Market Sale	1/15/2026	3628	2.34 (2)
	Open Market Sale	1/16/2026	152	2.34
	Open Market Sale	1/20/2026	141	2.21
	Open Market Sale	1/21/2026	196	2.25
	Open Market Sale	1/22/2026	251	2.4
	Open Market Sale	1/27/2026	611	2.18 (3)
	Open Market Sale	1/28/2026	14	2.23
	Open Market Sale	1/29/2026	145	2.16
	Open Market Sale	2/2/2026	1093	2.36
	Open Market Sale	2/13/2026	88	1.9
	Open Market Sale	2/17/2026	9	1.81
	Open Market Sale	2/18/2026	249	1.7
	Open Market Sale	2/24/2026	64	1.78
	Open Market Sale	2/25/2026	158	1.79
	Open Market Sale	3/13/2026	7	1.23

(1)
The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the issuer, or a security holder of the Company, full information regarding the number of shares sold at each price for which weighted average prices are provided for the transactions reported below.

(2)	Represents the weighted average sales price on the transaction date at prices ranging from $2.32 to $2.37 per share.
(3)	Represents the weighted average sales price on the transaction date at prices ranging from $2.17 to $2.20 per share.